UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated April 16, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 16 April 2024 entitled ‘Vodafone Business CEO Appointed’.

16 April 2024

MARIKA AURAMO APPOINTED CEO OF VODAFONE BUSINESS

Vodafone today announced that Marika Auramo has been appointed CEO of Vodafone Business, with effect from 1 July 2024. She will also become a member of Vodafone's Executive Committee from the same date. Marika is a highly respected business leader and has more than 25 years' experience in the global IT industry.

She joins from SAP, the global enterprise company, where she was Chief Business Officer for the EMEA region. In this role, Marika was responsible for driving the go-to-market strategy for SAP's product portfolio across 89 countries and for managing 14,000 employees.

Marika joined SAP in 1999 and has held a diverse set of leadership roles since then, including COO EMEA North, Managing Director for the Nordic and Baltic region, Global COO of SAP Database and Data Management in the US, and Interim President of the EMEA region.

Margherita Della Valle, CEO of Vodafone Group, said: "I am delighted that Marika will be joining Vodafone to lead our Business division, a key growth driver. She brings extensive B2B experience from the IT industry, and I look forward to welcoming her as a member of our Executive Committee."

Marika Auramo said: "I am looking forward to working with Margherita and the management team and to engaging with Vodafone's customers and partners. Vodafone Business has strong growth opportunities ahead - as large corporates, SMEs and the public sector look to adopt more digital tools to enhance growth and productivity - and I will be working alongside my new colleagues to capture this."

Marika will take over from Giorgio Migliarina, who has successfully led Vodafone Business as interim CEO. Vodafone Business reported service revenue growth of 5% at the Group's third quarter trading update. Vodafone Business is growing across all segments due to strong public sector demand and increasing customer adoption of new digital services, such as Cloud, Security and IoT.

-ends-

For further information, please contact:
Investor Relations                                        Media Relations
investors.vodafone.com                                vodafone.com/news/contact-us
ir@vodafone.co.uk                                       GroupMedia@vodafone.com

About Vodafone
Vodafone is the largest pan-European and African telecoms company. We provide mobile and fixed services to over 300 million customers in 17 countries, partner with mobile networks in 43 more and have one of the world's largest IoT platforms. In Africa, our financial technology businesses serve more than 76 million customers across eight countries - managing more transactions than any other provider.

Our purpose is to connect for a better future by using technology to improve lives, businesses and help progress inclusive sustainable societies. We are committed to reducing our environmental impact to reach net zero emissions by 2040.

For more information, please visit www.vodafone.com, follow us on X (formerly Twitter) at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: April 16, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary